                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF AUGUST 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA : STEFANO DE ANGELIS IS THE NEW DIRECTOR OF THE CONSUMER BUSINESS UNIT

Rome, 1 August 2014

Luca Rossetto has agreed with the Company to leave his job as Director of the Consumer Business Unit of Telecom Italia.

The company thanks Rossetto for his professionalism over the years in which he has contributed to develop the commercial sector of Telecom Italia in a phase of strong competition among telecommunication industry operators.

Stefano De Angelis is the new Director of the Consumer Business Unit of Telecom Italia and will formally take over the position from 13 August.

De Angelis has already resigned as CEO of Telecom Argentina and in the past he has already held many roles in the Group both in Italy and abroad.

Luca Rossetto currently owns 1,000 Telecom Italia equity shares.

Stefano De Angelis currently owns 4,760 Telecom Italia equity shares.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media

Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investor_relations

Stefano DE ANGELIS

Role: Director General Ejecutivo (CEO) of the Telecom Argentina Group

DATE OF BIRTH: 22.08.1967

DATE OF RECRUITMENT TO THE GROUP: 01.06.2001

DATE OF APPOINTMENT TO EXECUTIVE POSITION: 01.08.2000

EDUCATION: Degree in Business and Economics

PERIOD	EXPERIENCE
1995-1996	Fiat Ge.va. S.p.A.. - International Financial Control and Analysis Department, where he oversaw the planning and control processes of the international treasury centres of the Group. Participated in the assessment of financial aspects of initiatives undertaken by the Group abroad;

1997	Stet S.p.A. - Planning and Strategic Control Department. In the new post-merger Telecom Italia structure: Administration and Control Department - Subsidiary Control and Planning. Oversaw the operational and strategic planning process of subsidiaries (in particular, Finsiel, Sirti, Italtel);

1997-2000	Telecom Italia S.p.A. - From January 2000, he is responsible for Management Control and Planning - Internet and Multimedia Area, in the Group Finance & Control Department. In this capacity, he monitored the business trends in the Group Companies and business units operating in the reference sector (SeatPG, Tin.it, Stream, Telespazio, etc.), identifying areas and methods in which intervention was required to achieve budget objectives and long term goals. From April 1998 he reported directly to the Head of the Administration and Control Department as his Assistant. From July 1998 he is member of the Staff of the Finance and Control General Department, directly answerable to the Director General;

2001-2002	H.M.C. S.p.A.. - (Group holding company that controls the transmission licences of the "La7" and "MTV Italia" television channels) - Head of the Group Administration, Finance and Control Department reporting directly to the Chief Executive Officer from June 2001. This Department is also responsible for Corporate Affairs activities;

2002	Consodata Group Ltd (Group holding company that controls the Business Information activities of the Seat Pagine Gialle Group). As Chairman and Managing Director of the holding company, he oversaw the subsequent transition phase after the exit of the local top management;

2002-2004	TIM - Telecom Italia Mobile S.p.A From November 2002, responsible for the Planning & Control division of the TIM Group. Within this division, he monitored the business trends in the Group companies and domestic business, generating economic-financial reports and guaranteeing the industrial accounting activities of the Italian businesses;

2004-2005	TIM Brasil SA - From July 2004 he was made responsible for the Administration, Finance and Control Department of the TIM Brasil Group, present in the area with operations throughout the country. The Group also included Tim Participacoes, a company listed on the principal local stock exchange (BOVESPA) and the NYSE;

01/09/2007	returns from his foreign posting and is assigned responsibility for the Planning & Control Fixed Services, Field Services & Wholesale of the Planning & Control function, part of the Finance, Administration and Control Department;

09/10/2008	appointed head of Group Planning & Control, Staff & National Wholesale Services, part of the Planning & Control function of the Administration, Finance and Control department, which assures - at economic, equity and financial level - the consolidation and analysis of performance at Group and domestic business unit level for the whole budget and planning cycle, ensuring that results are monitored and necessary recovery action is taken; the function also assures direct supervision of the management control and planning processes for National Wholesale Services and the Staff functions;

20/03/2009	takes responsibility for Planning & Control, part of the Administration, Finance and Control function;
30/05/2011	assigned responsibility for Administration and Control within the Administration, Finance and Control & International Development function, with the task of ensuring that the accounting principles and financial reporting policies are defined, and that the Telecom Italia S.p.A. annual financial report and Group consolidated accounts are produced, as well as planning, management control and reporting activities;

27/02/2013	appointed Director General Ejecutivo (CEO) of the Telecom Argentina Group.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 1st, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager